SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Publicly-held Company

TAX ID (CNPJ/MF) No. 01.545.826/0001-07
NIRE 35.300.147.952

CALL NOTICE
EXTRAORDINARY GENERAL MEETING MATERIAL FACT RELEASE

The Shareholders of Gafisa S.A. (“Company”) are hereby invited to meet on December 14, 2009, at 2:00 pm, at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, Brazil, at Avenida das Nações Unidas, 8.501, 19th floor, part, Eldorado Business Tower, Pinheiros, in an Extraordinary General Shareholders’ Meeting to decide on the following agenda:

  to review, discuss and approve the Protocol and Justification of merger, into the Company, of the totality of outstanding shares issued by its subsidiary Construtora Tenda S.A. (“Merger of Shares”) executed by the management of the companies on November 9, 2009, as well as the acts and provisions contemplated  therein;
  to ratify the appointment and hiring of APSIS Consultoria Empresarial Ltda. for the preparation of the appraisal report of the shares issued by Construtora Tenda S.A. that will be contributed to the capital of the Company for the purposes of Sections 227 and 8 of Brazilian Law no. 6.404/76 (“Appraisal Report”);
  to approve the Appraisal Report;
  to approve the Merger of Shares and the consequent capital increase of the Company through the issuance of common shares to be subscribed and paid-up by the officers of Construtora Tenda S.A. on behalf of its shareholders and further amendment to Section 5 of the Bylaws of the Company in order to reflect the capital increase; and
   to approve the assumption by the Company of non-exercised stock options granted by Contrutora Tenda S.A. under its Stock Option Plans.

In order to facilitate the access of the Shareholders to the Meeting, the Shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until December 10, 2009: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76).

The following documents are available to the Shareholders, as from this date, in the Company’s headquarters as well as in the websites of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros: (i) the Protocol and Justification of the Merger of Shares; (ii) the audited financial statements of the Company and of Construtora Tenda S.A. as of September 30, 2009; (iii) the Appraisal Report; (iv) the appraisal report also prepared by APSIS Consultoria Empresarial Ltda. for the purposes of article 264 of Brazilian Law No. 6.404/76; and (v) the report presented by N M Rothschild & Sons. For consulting and analysis of such documents in the Company’s headquarters, the interested shareholders shall book a date and time with the Investor Relations Department.

São Paulo, November 9, 2009

Gary Robert Garrabrant
 Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.